UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 63433/December 6, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-14126

In the Matter of :	
:	
TABATHA V, INC., :	ORDER MAKING FINDINGS AND
TAGALDER GLOBAL :	REVOKING BY DEFAULT
INVESTMENT, INC., and :	REGISTRATION OF
TECHNICAL ENVIRONMENT :	TAGALDER GLOBAL INVESTMENT, INC.[1]
SOLUTIONS, INC. :	

SUMMARY

This Order revokes the registration of the registered securities of Tagalder Global Investment, Inc. (Tagalder). The revocation is based on Tagalder's repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on November 17, 2010, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Tagalder is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that it has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Tagalder was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii), (iv) on November 22, 2010.[2] To date, it has failed to file an Answer to the OIP, due ten days after service. See OIP at 3; 17 C.F.R. § 201.220(b). Thus, Tagalder has failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Tagalder is in default, and the undersigned finds the allegations in the OIP to be true. See OIP at 3; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Tagalder, pursuant to 17 C.F.R. § 201.323.

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[1] The remaining captioned Respondents, Tabatha V, Inc., and Technical Environment Solutions Inc., have not yet been served with the Order Instituting Proceedings.

[2] Tagalder was served with the OIP by USPS Express Mail delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

II. FINDINGS OF FACT

Tagalder (CIK No. 1307690)[3] is a void Delaware corporation located in Hong Kong, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Tagalder is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB/A[4] for the period ended June 30, 2007, which reported a net loss of $24,139 since the company's September 14, 2004, inception.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Tagalder violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registration of the registered securities of Tagalder will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 438-39 (May 31, 2006) (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 by failing to file required annual and quarterly reports. See Eagletech Commc'ns, Inc., 88 SEC Docket 1225 (July 5, 2006); Neurotech Dev. Corp., 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002). Tagalder's violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities.

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[3] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[4] Forms 10-KSB and 10-QSB could be filed, in lieu of Forms 10-K and 10-Q, by a "small business issuer," pursuant to 17 C.F.R. §§ 228.10-.703 (Regulation S-B). These "SB" forms are no longer in use. See Smaller Reporting Company Regulatory Relief and Simplification, 73 Fed. Reg. 934 (Jan. 4, 2008) (eliminating Regulation S-B and phasing out the forms associated with it, while adopting a different reporting regime for "smaller reporting companies").

Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 57 S.E.C. 964, 968-69 (2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j), the REGISTRATION of the registered securities of TAGALDER GLOBAL INVESTMENT, INC., is REVOKED.

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Carol Fox Foelak
Administrative Law Judge